UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

751 Laurel Street #717

San Carlos, CA 94070

650-384-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

c/o Goodwin Procter LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 733-6000

November 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,989,044(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 93,989,044(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,989,044(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.5%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 73,935,024 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Company”) currently outstanding and held by Foris Ventures, LLC (“FV”) and (ii) 20,054,020 shares of Common Stock issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement (as defined below). Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these shares. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of FV, may be deemed to have sole power to vote and dispose of these shares, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these shares.

(2)

The percentage calculation is based on a total of 341,456,169 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, and (ii) 20,054,020 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of September 8, 2022.

1	NAME OF REPORTING PERSON The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,989,611 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 93,989,611 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,989,611 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.5%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,054,020 shares of Common Stock issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement, and (iii) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the shares held by FV and VVT.

(2)

The percentage calculation is based on a total of 341,456,169 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, and (ii) 20,054,020 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of September 8, 2022.

1	NAME OF REPORTING PERSON L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,219(1)
	8	SHARED VOTING POWER 97,585,427(2)
	9	SOLE DISPOSITIVE POWER 121,219(1)
	10	SHARED DISPOSITIVE POWER 97,585,427(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,706,646(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.6%(4)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 106,155 shares of Common Stock held by John Doerr and 15,064 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of September 8, 2022.
(2)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,054,020 shares of Common Stock issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement, (iii) 567 shares of Common Stock held by VVT, (iv) 9,648 shares of Common Stock held by Clarus, LLC, (v) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vi) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, and (vii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is a managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is a managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara Ventures, LLC. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(3)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,054,020 shares of Common Stock issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement, (iii) 567 shares of Common Stock held by VVT, (iv) 9,648 shares of Common Stock held by Clarus, LLC, (v) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vi) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (vii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC, (viii) 106,155 shares of Common Stock held by John Doerr, and (ix)15,064 shares of Common Stock issuable to Mr. Doerr upon exercise of options within 60 days of September 8, 2022. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is a managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is a managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara Ventures, LLC. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(4)

The percentage calculation is based on a total of 341,471,233 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,054,020 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of September 8, 2022, and (iii) 15,064 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of September 8, 2022.

1	NAME OF REPORTING PERSON Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,989,611 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,989,611 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,989,611 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.5%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,054,020 shares of Common Stock issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement, and (iii) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the shares held by FV and VVT.

(2)

The percentage calculation is based on a total of 341,456,169 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, and (ii) 20,054,020 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of September 8, 2022.

1	NAME OF REPORTING PERSON Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,332,592 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 97,332,592 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,332,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.5%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,054,020 shares of Common Stock issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement, (iii) 567 shares of Common Stock held directly by VVT, (iv) 9,648 shares of Common Stock held by Clarus, LLC, and (v) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC . Barbara Hager, the manager of FV and Clarus, LLC, may be deemed to have sole power to vote and dispose of these shares. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the shares held by FV and VVT.

(2)

The percentage calculation is based on a total of 341,456,169 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, and (ii) 20,054,020 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of September 8, 2022.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 30, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) thereto filed on August 28, 2018 and Amendment No. 2 thereto filed on July 18, 2019 (together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”), relating to the Common Stock. This Amendment No. 3 is being filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager (“collectively, the “Reporting Persons”) to report various transactions that resulted in an increase in the number of shares of Common Stock beneficially owned by the Reporting Persons and that were previously reported in filings made pursuant to Section 16 of the Act or the Company’s definitive proxy statements on Schedule 14A.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is supplemented by the following:

On August 14, 2019, the Company issued to FV a warrant to purchase up to 1,438,829 shares of Common Stock in consideration of certain agreements and waivers of FV set forth in the Amendment No. 5 and Waiver (the “Amendment and Waiver”) to the Loan and Security Agreement, dated June 29, 2018 (as amended, the “Loan and Security Agreement”), by and among the Company, certain of its subsidiaries and FV.

On August 28, 2019, (i) the Company issued to FV a warrant to purchase up to 4,871,795 shares of Common Stock and (ii) the Company and FV amended the warrants issued to FV on April 26, 2019 and May 14, 2019, in consideration of FV making available to the Company an unsecured term loan facility (the “Unsecured Credit Facility”) in the principal amount of $19.0 million pursuant to a credit agreement, dated August 28, 2019, between the Company and FV.

On October 11, 2019, the Company issued to FV a warrant to purchase up to 2,000,000 shares of Common Stock in connection with FV making available to the Company a secured term loan facility in the principal amount of $10.0 million under the Loan and Security Agreement.

On November 27, 2019, the Company issued to FV a warrant to purchase up to 1,000,000 shares of Common Stock in connection with the additional borrowing by the Company of $10.0 million under the Loan and Security Agreement.

On January 13, 2020, FV exercised a warrant issued by the Company on August 17, 2018 to purchase 4,877,386 shares of Common Stock. On January 14, 2020, the Company received approximately $14.0 million from FV in connection with the exercise, representing 4,877,386 shares of Common Stock at an exercise price of $2.87 per share.

On January 31, 2020, FV agreed (i) to exercise all of its outstanding common stock purchase warrants, exercisable for an aggregate of 19,287,780 shares of Common Stock, at a weighted average exercise price of approximately $2.84 per share (following the Warrant Amendments) and with an aggregate exercise price of $54.8 million, and (ii) to purchase 5,279,171 shares of Common Stock, at $2.87 per share for a total purchase price of $15.2 million. FV agreed to pay the $54.8 million and the $15.2 million through the cancellation of $70.0 million owed by the Company to FV and the Company agreed to issue to FV an additional right to purchase 8,778,230 shares of Common Stock at a purchase price of $2.87 per share, for a period of 12 months.

On February 4, 2020, pursuant to a security purchase agreement, FV purchased (i) 5,226,481 shares of Common Stock and (ii) an additional right to purchase 5,226,481 shares of Common Stock at a purchase price of $2.87 per share, for a period of 12 months for an aggregate purchase price of $15.0 million.

On February 19, 2020, FV purchased 52,785 shares of Common stock for an aggregate purchase price of $0.18 million.

On March 11, 2020, FV exercised its right to purchase 5,226,481 shares of Common Stock for $15.0 million.

On June 1, 2020, the Company, FV and the other parties entered into an amendment to the Loan and Security Agreement, pursuant to which FV obtained the option to convert all or a portion of the secured indebtedness under the loan outstanding into shares of Common Stock. As of September 8, 2022, 20,054,020 shares of Common Stock were issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement.

On June 5, 2020, pursuant to a security purchase agreement, FV purchased 20,000 shares of the Company’s Series E Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), convertible into 6,666,666 shares of Common Stock, at a price of $1,000 per Preferred Share.

On June 5, 2020, pursuant to a security purchase agreement, Perrara Ventures, LLC (“Perrara”) purchased 10,000 shares of Preferred Stock, convertible into 3,333,333 shares of Common Stock, at a price of $1,000 per Preferred Share.

On August 17, 2020, (i) FV received 6,666,666 shares of Common Stock upon the automatic conversion of the 20,000 shares of Preferred Stock acquired on June 5, 2020 and (ii) Perrara received 3,333,333 shares of Common Stock upon the automatic conversion of 10,000 shares of Preferred Stock acquired on June 5, 2020.

On December 11, 2020, FV exercised its right to purchase 5,000,000 shares of Common Stock for an aggregate of $14.4 million.

On July 31, 2021, FV exercised its right to purchase 3,778,230 shares of Common Stock for $10.8 million. Payment for the shares was made on September 9, 2021 and the shares were issued on September 10, 2021.

John Doerr’s individual holdings and holdings of entities affiliated with him (not including FV) resulted from equity compensation grants made to him in his capacity as a director of the Company and from private placements, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

2019 FV Investments

On August 14, 2019, in connection with the entry by the Company and FV into the Amendment and Waiver, the Company issued to FV a warrant to purchase up to 1,438,829 shares of Common Stock at an exercise price of  $2.87 per share, with an exercise term of two years from issuance.

On August 28, 2019, in connection with the entry by the Company and FV into the Unsecured Credit Facility, (i) the Company issued to FV a warrant to purchase up to 4,871,795 shares of Common Stock at an exercise price of  $3.90 per share, with an exercise term of two years from issuance and (ii) the Company and FV amended the warrants issued to FV on April 26, 2019 and May 14, 2019 to reduce the exercise price of such warrants to $3.90 per share.

In connection with the entry by the Company and FV into Amendment No. 6 to the Loan and Security Agreement, on October 11, 2019 the Company issued to FV a warrant to purchase up to 2,000,000 shares of Common Stock, at an exercise price of $2.87 per share, with an exercise term of two years from issuance.

On November 27, 2019, the Company issued to FV a warrant to purchase up to 1,000,000 shares of Common Stock, at an exercise price of $3.87 per share, with an exercise term of two years from issuance.

2020 Warrant Transactions

On January 13, 2020, FV delivered to the Company an irrevocable notice of cash exercise with respect to a warrant to purchase 4,877,386 shares of Common Stock issued by the Company on August 17, 2018. On January 14, 2020, the Company received approximately $14.0 million from FV in connection with the Warrant Exercise representing 4,877,386 shares of Common Stock at an exercise price of $2.87 per share.

Warrant Amendment Agreements

On January 31, 2020, the Company entered into separate warrant amendment agreements (the “Warrant Amendments”) with FV and with certain other holders (the “Holders”) of the Company’s outstanding warrants to purchase shares of the Company’s Common Stock, pursuant to which the exercise price of certain warrants (the “Amended Warrants”) held by the Holders and FV was reduced to $2.87 per share upon the exercise of the Amended Warrant.

Warrant Exercise Amendment

On January 31, 2020, the Company and FV entered into a warrant exercise agreement (the “Exercise Agreement”) pursuant to which (i) FV agreed (A) to exercise all of its outstanding common stock purchase warrants (the “Foris Warrants”), currently exercisable for an aggregate of 19,287,780 shares of Common Stock (the “Foris Warrant Shares”), at a weighted average exercise price of approximately $2.84 per share (following the Warrant Amendments) and with an aggregate exercise price of $54.8 million (the “Exercise Price”), and (B) to purchase 5,279,171 shares of Common Stock (the “Foris Shares”), at $2.87 per share for a total purchase price of $15.2 million (“Purchase Price”), (ii) FV agreed to pay the Exercise Price and the Purchase Price through the cancellation of $70.0 million owed by the Company to FV under the Unsecured Credit Facility and Loan and Security Agreement and (iii) the Company agreed to issue to FV the Foris Shares and an additional right to purchase 8,778,230 shares of Common Stock at a purchase price of $2.87 per share, for a period of 12 months from the Exercise Agreement (the “Foris Rights”). The resale of the Foris Warrant Shares was registered pursuant to the Company’s Registration Statement.

On each of April 8, 2019, June 11, 2019, July 10, 2019, July 26, 2019 and August 28, 2019, the Company and FV entered into certain credit agreements (taken together, the “Prior Credit Agreements”), pursuant to which FV made unsecured loans to the Company in an aggregate principal amount of $51.5 million, of which amount $32.5 million in principal (the “Prior Credit Agreement Rollover Amount”) was added and made subject to the Loan and Security Agreement and the related principal indebtedness under the applicable Prior Credit Agreement was cancelled, and on October 28, 2019, the Company, certain of the Company’s subsidiaries and FV amended and restated the Loan and Security Agreement, under which there was $91,041,000 in outstanding principal amount of secured indebtedness of the Company, which amount included the Prior Credit Agreement Rollover Amount.

On March 11, 2020, FV exercised its right to purchase 5,226,481 shares of Common Stock for $15.0 million.

On December 11, 2020, FV exercised its right to purchase 5,000,000 shares of Common Stock for $14.4 million

2020 FV Investments

On January 31, 2020 the Company entered into separate security purchase agreements (the “Purchase Agreements”) with certain accredited investors (the “Investors”), including FV, for the issuance and sale of an aggregate of 8,710,802 shares of Common Stock (the “PIPE Shares”) and rights to purchase an aggregate of 8,710,802 shares of Common Stock at a purchase price of $2.87 per share, for a period of 12 months from the Closing (as defined below) (the “PIPE Rights”), for an aggregate purchase price of $25 million (the “Offering”). FV acquired 5,226,481 PIPE Shares and 5,226,481 PIPE Rights for an aggregate purchase price of $15 million.

The Offering closed on February 4, 2020. At the closing, the Company received aggregate cash proceeds of $25 million upon issuance of the PIPE Shares and the PIPE Rights.

On February 19, 2020, FV purchased 52,785 shares of Common Stock for an aggregate purchase price of $0.18 million.

On June 1, 2020, the Company, FV and the other parties entered into an amendment to the Loan and Security Agreement, pursuant to which FV obtained the option to convert all or a portion of the secured indebtedness under the loan outstanding into shares of Common Stock. As of September 8, 2022, 20,054,020 shares of Common Stock were issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement.

On June 5, 2020, pursuant to a security purchase agreement, FV purchased 20,000 shares of Preferred Stock, convertible into 6,666,666 shares of Common Stock, at a price of $1,000 per Preferred Share.

On June 5, 2020, pursuant to a security purchase agreement, Perrara purchased 10,000 shares of Preferred Stock, convertible into 3,333,333 shares of Common Stock, at a price of $1,000 per Preferred Share.

On August 17, 2020, (i) FV received 6,666,666 shares of Common Stock upon the automatic conversion of the 20,000 shares of Preferred Stock acquired June 5, 2020 and (ii) Perrara received 3,333,333 shares of Common Stock upon the automatic conversion of the 10,000 shares of Preferred Stock acquired June 5, 2020.

2021 Warrant Transaction

On July 31, 2021, FV exercised its right to buy 3,778,230 shares of Common Stock for $10.8 million, which required payment of the exercise price within two business days following the date FV obtained regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Such payment was made on September 9, 2021 and the shares were issued on September 10, 2021.

General

The Reporting Persons acquired the securities described in this statement for investment purposes and they intend to review their investments in the Company on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Company, and shareholders of the Company and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 341,456,169 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, and (ii) 20,054,020 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of September 8, 2022.

For the purposes of calculating John Doerr’s beneficial ownership only, the percent of class set forth below is based on a total of 341,471,233 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,054,020 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of September 8, 2022, and (iii) 15,064 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of September 8, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	93,989,044	27.5%	93,989,044	0	93,989,044	0
VVT	93,989,611	27.5%	93,989,611	0	93,989,611	0
John Doerr	97,706,646	28.6%	121,219	97,585,427	121,219	97,585,427
Ann Doerr	93,989,611	27.5%	0	93,989,611	0	93,989,611
Barbara Hager	97,332,592	28.5%	97,332,592	0	97,332,592	0

The securities reported herein consist of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,054,020 shares of Common Stock issuable upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest, under the Loan and Security Agreement, (iii) 567 shares of Common Stock held by VVT, (iv) 9,648 shares of Common Stock held by Clarus, LLC, (v) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC and (vi) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (vii) 3,333,333 shares of Common Stock held by Perrara, (viii) 106,155 shares of Common Stock held by John Doerr, and (ix) 15,064 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of September 8, 2022.

(c)	Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference. Other than as described herein and in the Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
A	Agreement of Joint Filing.

B	Amendment No. 5 to Loan Agreement and Waiver, dated August 14, 2019, by and among the Company, the Subsidiary Guarantors and Foris Ventures, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 20, 2019)

C	Securities Purchase Agreement, dated April 15, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 4.02 to the Company’s Quarterly Report on Form 10-Q filed on October 7, 2019)

D	Common Stock Purchase Warrant issued April 16, 2019 by the Company to Foris Ventures, LLC (incorporated by reference to Exhibit 4.03 to the Company’s Quarterly Report on Form 10-Q filed on October 7, 2019)

E	Warrant Amendment Agreement, dated April 26, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 4.04 to the Company’s Quarterly Report on Form 10-Q filed on October 7, 2019)

F	Warrant to Purchase Common Stock issued May 14, 2019 by the Company to Foris Ventures, LLC (incorporated by reference to Exhibit 4.09 to the Company’s Quarterly Report on Form 10-Q filed on October 7, 2019)

G	Credit Agreement, dated April 8, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 10.04 to the Company’s Quarterly Report on Form 10-Q filed on October 7, 2019)

H	Loan Purchase Agreement, dated April 15, 2019, among the Company, GACP Finance Co., LLC and Foris Ventures, LLC (incorporated by reference to Exhibit 10.05 to the Company’s Quarterly Report on Form 10-Q filed on October 7, 2019)

I	Exchange Agreement, dated May 10, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 10.08 to the Company’s Quarterly Report on Form 10-Q filed on October 7, 2019)

J	Credit Agreement, dated June 11, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on October 7, 2019)

K	Credit Agreement, dated August 28, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 10.07 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2019)

L	Amended and Restated Loan and Security Agreement, dated October 28, 2019, by and among the Company, the Subsidiary Guarantors and Foris Ventures, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 1, 2019)

M	Warrant Amendment Agreement, dated July 10, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 4.03 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2019)

N	Common Stock Purchase Warrant issued August 14, 2019 by the Company to Foris Ventures, LLC (incorporated by reference to Exhibit 4.09 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2019)

O	Common Stock Purchase Warrant issued August 28, 2019 by the Company to Foris Ventures, LLC (incorporated by reference to Exhibit 4.11 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2019)

P	Warrant Amendment Agreement, dated August 28, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 4.12 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2019)

Q	Warrant Amendment Agreement, dated August 28, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 4.13 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2019)

R	Credit Agreement, dated July 10, 2019, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 10.07 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2019)

S	Promissory Note issued November 27, 2019 by the Company to Foris Ventures, LLC (incorporated by reference to Exhibit 4.87 to the Company’s Annual Report on Form 10-K filed on March 13, 2020)

T	Common Stock Purchase Warrant issued November 27, 2019 by the Company to Foris Ventures, LLC (incorporated by reference to Exhibit 4.88 to the Company’s Annual Report on Form 10-K filed on March 13, 2020)

U	Form of Warrant Amendment Agreement, dated January 31, 2020, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 4.03 to the Company’s Quarterly Report on Form 10-Q filed on May 11, 2020)

V	Form of Security Purchase Agreement, dated January 31, 2020, between the Company and certain investors (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on February 6, 2020)

W	Warrant Exercise and Debt Equitization Agreement, dated January 31, 2020, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 11, 2020)

X	Amendment No. 1 to Amended and Restated Loan And Security Agreement, between the Company and Foris Ventures, LLC, dated June 1, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 4, 2020)

Y	Credit Agreement, dated April 29, 2020, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 10.03 to the Company’s Quarterly Report on Form 10-Q filed on August 10, 2020)

Z	Form of Security Purchase Agreement, dated June 1, 2020 or June 4, 2020, between the Company and certain accredited investors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 4, 2020)

AA	Amendment to Rights Agreement, dated December 11, 2020, between the Company and Foris Ventures, LLC (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 10-K filed on March 5, 2021)

BB	Amendment to Amended and Restated Loan And Security Agreement, between the Borrowers and Foris Ventures, LLC, dated November 9, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 15, 2021)

CC	Amendment to Amended and Restated Loan And Security Agreement, dated June 30, 2022, between the Borrowers and Foris Ventures, LLC (incorporated by reference to Exhibit 10.03 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2022

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L. John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager